Compartamos *Banco*

Tu especialista en microfinanzas

[redacted]

08006366

December 19, 2008

SEC Mail Processing
Section

DEC 29 2008

Washington, DC
111

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Banco Compartamos, S.A., Institución de Banca Múltiple
Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Exemption File No. 82-35173

SUPPL

Dear Ladies and Gentlemen:

We submit herewith information with respect to Banco Compartamos, S.A., Institución de Banca Múltiple ("Compartamos") in compliance with Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Act"), for the exemption from the registration requirements of Section 12(g) of the Act available to foreign private issuers under Rule 12g3-2(b) under the Act. The common stock of Compartamos is listed and trades on the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A de C.V.*).

PROCESSED
JAN 07 2009
THOMSON REUTERS

Compartamos Banco
Tu especialista en microfinanzas

Type of Information or Report	Information Publication Date	Source of Requirement or Practice	Requisite Publication Date
English version of quarterly report for the third fiscal quarter of 2008	October 21, 2008	Article 104 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 20 business days from the end of the fiscal quarter
Material event release	September 11, 2008 September 23, 2008 October 09, 2008 November 4, 2008 November 26, 2008 December 16, 2008	Articles 104 (subsection V) and 105 of the Securities Market Law	When the event occurs

This information was filed with the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*), on which Compartamos' shares are listed, or was otherwise distributed to Compartamos' shareholders.
This information is being furnished under Rule 12g3-2(b)(1)(i) with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that Compartamos is subject to the Exchange Act.

If you have any questions, please feel free to contact **Fernando Alvarez** at **(52) 5552-767256**.

Very truly yours,

Fernando Alvarez
Chief Financial Officer

Compartamos Banco
Tu especialista en microfinanzas

COMPARTAMOS BANCO REPORTS 3Q08 RESULTS

Mexico City, Mexico – October 21, 2008 – Banco Compartamos, S.A. I.B.M. ("Compartamos" or "the Bank") (BMV: COMPART), the leading Mexican microfinance bank today announced its non-audited financial results for the third quarter ended September 30, 2008. All figures were prepared in accordance with the requirements of the *Comisión Nacional Bancaria y de Valores* (CNBV). 2008 figures are expressed in nominal pesos and all previous figures are expressed in constant Mexican pesos as of December 31, 2007.

In millions of Mx Ps (except per share amounts)	3Q08	3Q07	% Var	9M08	9M07	% Var
NII after provisions	873.0	639.0	36.6%	2,378.0	1,845.0	28.9%
Net Operating Income	383.0	303.0	26.4%	1,069.0	919.0	16.3%
Net Income	274.0	212.0	29.2%	774.0	651.0	18.9%
Total Shares Outstanding	427,836,876	427,836,876	-	427,836,876	427,836,876	-
EPS	0.64	0.50	29.2%	1.81	1.52	18.9%
Net Interest Margin	66.7%	67.7%	-1.0 pp	65.5%	69.6%	-4.1 pp
ROAE	42.1%	43.4%	-1.3 pp	40.4%	49.9%	-9.5 pp
Capital Ratio	46%	50%	-3.6 pp	46%	50%	-3.6 pp

Highlights for 3Q08:

- **The number of active clients reached 1,046,146, a 36.7% increase compared to 3Q07.**
- **The total loan portfolio reached Ps. 5,042 million in 3Q08, a 43.3% increase compared to 3Q07.**
- **Net income reached Ps. 274 million, a 29.2% increase compared to 3Q07; EPS reached Ps. 0.64 for 3Q08 versus Ps. 0.50 in 3Q07.**
- **On August 26, 2008, the Company's shareholders approved a Ps. 700 million Share Repurchase Program; as of September 30, 2008 the Bank repurchased 6,487,300 shares.**
- **Compartamos appointed UBS Casa de Bolsa as its market maker, thus reinforcing its commitment of providing liquidity to its shareholders.**
- **In 3Q08, the Company opened 20 service offices for a total network of 307 service offices; the total number of employees grew by 424 to reach a total of 5,713 on staff for 3Q08.**
- **The number of voluntary life insurance policies sold during 3Q08 was 149,701 and the number of outstanding loans for the home improvement product, *Crédito Mejora tu Casa,* reached 33,375.**

Comments from the Co-Chief Executive Officer

Carlos Danel, the Company's Co-Chief Executive Officer, stated, "Compartamos Banco remains on the course of growth it set at the beginning of 2008. The third quarter brought significant expansion: 37% in clients, 43% in loan portfolio and 29% in net earnings. This growth was achieved without a significant decrease of our credit quality, which as of 3Q08 was 1.59%, well within the Bank's high standards, and much stronger than other Mexican retail banks.

Although these have proven to be unprecedented times for the markets and the economy, Compartamos' fundamentals remain strong, and we see the current economic downturn as more of an opportunity than a challenge. We have the opportunity to better serve a growing market with alternative funding sources and build a stronger bond with our clients, thus fulfilling our mission of providing opportunities to those individuals that need it most.

However, we want to be realistic regarding the effects of the current situation. Therefore, we are proceeding cautiously through the financial turbulence, and taking every measure to ensure the stability

For more information, visit www.compartamos.com.mx or contact:

Fernando Álvarez Toca, Chief Financial Officer
Patricio Diez de Bonilla, Investor Relations Officer
Maria Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur 552, Mexico City, Mexico
investor-relations@compartamos.com

of our operations, as well as the value of our stock. This includes managing an active share repurchase program, enlisting the support of a market maker to drive liquidity, while maintaining an active exchange with local banks to ensure solid credit lines to finance loan growth. Currently, we feel confident with our funding sources for 2009, as we have access to ample credit lines from international and local banks. This access is a direct result of our strong capital base, our solid credit quality, our consistent profitability and the resilience of the markets that we serve."

Mr. Danel concluded, "As we have done so in the past, we are confident in our ability to successfully weather the economic storm and are looking forward to finishing 2008 strongly."

Results of Operations


INTEREST INCOME
(Ps. Millions)
1,000
900
800
700
600
500
400
300
200
100
-
733
786
781
841
939
3Q07
4Q07
1Q08
2Q08
3Q08


NIM after Provisions
(%)
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
65.9%
58.5%
59.3%
65.1%
66.1%
3Q07
4Q07
1Q08
2Q08
3Q08

Net Interest Income after Provisions (NII)

The Bank reported net interest income after provisions (NII), for 3Q08, of Ps. 873 million, a 36.6% increase compared to the Ps. 639 million reported in 3Q07.

This increase was due to a Ps. 206 million, or 28.1% increase in interest income, which went from Ps. 733 million for 3Q07 to Ps. 939 million in 3Q08. This increase was the result of a 43.3% growth in the total loan portfolio due to a larger client base.

The increase in interest income was offset by an 11.5% growth in interest expense, or Ps. 6 million, from Ps. 52 million in 3Q07, to Ps. 58 million in 3Q08. The increase in the interest expense was mainly due to a larger liability side of the balance sheet, needed to finance the increase in the loan portfolio.

As we have mentioned in previous quarters, inflation accounting is not required by the 2008 Mexican financial reporting standards (NIF) nor is it required by the accounting guidelines for banks of the Mexican Banking and Securities Commission, the *Comisión Nacional Bancaria y Valores* (CNBV). As a result, during 3Q08 there was no gain or loss related to this line item, compared to a loss of Ps. 24 million in 3Q07.

NIM (Net Interest Margin) after provisions, which is NII after provisions for loan losses divided by average yielding assets, for 3Q08 was 66.1% compared to 65.9% in 3Q07. Even though the Bank reduced its average interest for its loans, Compartamos was able to increase its Net Interest Margin, mainly as a result of the following: i) a decrease in the average cost of funds ii) a decrease in the provisions for loan losses, explained below, and iii) as previously mentioned, the change in inflation accounting in 2008.

As informed in previous quarters, the Bank recently changed its methodology to estimate the allowance for loan losses, so that it is now determined per CNBV rules and regulations. These rules apply to all Mexican banks, the main difference being that now the allowance for loan losses is not a fixed percentage over the amount of a loan; instead it varies depending on the credit quality of each loan.

As a result, the amount of Compartamos' provisions for loan losses for 3Q08 was Ps. 8 million, which was 55.6% lower than the Ps. 18 million for 3Q07. Compartamos now has the amount required by the CNBV; it no longer has a higher provision as it had in the prior quarter.

Net Operating Revenue

Net operating revenue was Ps. 857 million, an increase of 37.3% compared to the Ps. 624 million reported in 3Q07. This was the result of net interest income after provisions being offset by a net cost of Ps. 16 million, which includes commissions and fee income and expenses, as well as trading gains and losses for 3Q08, compared to a cost of Ps. 15 million in 3Q07.

It is important to mention that Compartamos does not have any exposure to foreign exchange risk or to any type of derivative instruments that, in the current market volatility, could amount to variations in our operational results. Additionally, Compartamos has a very conservative treasury and investment policy by which we only invest in government securities as well as bank securities pre-approved by our Risk Committee.

Net Operating Income

Net operating income for 3Q08 was Ps. 383 million, 26.4% higher than Ps. 303 million in 3Q07. During 3Q08, the Bank incurred total operating expenses of Ps. 474 million, 47.7%, or Ps. 153 million higher than the Ps. 321 million in 3Q07. We believe that this increase has been necessary to continue driving growth in the number of clients, as well as in the size of the loan portfolio.

Operating expenses growth was mainly due to the larger installed capacity the Bank had in 3Q08 compared to 3Q07. For example, currently Compartamos' service offices network is 30.6% larger than it was a year ago, reaching 307 service offices, compared to just 235 units in 3Q07. Additionally, the Bank's staff now totals 5,713 employees, 39.7% higher than the 4,090 employees reported in 3Q07. This growth is in line with our growth strategy.

This kind of expansion naturally causes expense increases, most of which came from the following areas from 3Q07 versus 3Q08:

(i) Mainly as a consequence of an increase in the sales force, as well as salary increases, total salary expenses grew 45%, or Ps. 61 million, from Ps. 134 million to Ps. 195 million. Incentive bonuses for service officers grew 106%, from Ps. 24 million to Ps. 49 million, and are related to the overall sales force's ability to achieve good results and reach targets. Bonuses are based on the sales force's ability to serve a larger number of clients while, maintaining quality in their loan portfolio. It is important to mention that for the last twelve months we have hired 239 loan officers to specialize and focus only in *Crédito Mejora tu Casa* loans, and as of 3Q08, the number of officers focused on this purpose reached 285. We expect that the roll out of this product will take place during 2009; therefore we will expect to see their results in the following quarters. In addition, since 3Q07 we have hired 43 collection agents to closely monitor portfolio quality and the collection of past due loans, mainly those from clients with urban products such as *Crédito Individual* or *Crédito Solidario*. As of 3Q08 we had 49 collection agents. This reinforces the Bank's commitment to maintain asset quality at adequate levels.

(ii) Advertising expenditures increased 63%, from Ps. 18 million to Ps. 30 million, due more aggressive, but still conservative, advertising strategies aimed at positioning the brand, the products and also the new corporate image.

(iii) Consulting expenses grew 63%, from Ps. 15 million in 3Q07 to Ps. 27 million in 3Q08. The Bank has invested in consulting services to strengthen Compartamos' business model; these services are related to the development of new products, to operational improvements, IT and other strategic initiatives.

Total Income before Income Tax

New Mexican reporting standards, as well as CNBV accounting guidelines, establish that Employee Profit Sharing, which reached Ps. 14 million during 3Q08, must now be registered in the Income Statement as "Other Expenses". This has resulted in a significant change in the line item entitled "Other Income

(expense) – net", which represented costs of Ps. 3 million during 3Q08, while in 3Q07 it represented income of Ps. 11 million.


NET INCOME
(Ps. Millions)
300
250
200
150
100
50
-
212
226
251
249
274
3Q07
4Q07
1Q08
2Q08
3Q08

Net Income

As a result of the above, Compartamos reported net income for the quarter of Ps. 274 million, 29.2% higher than the Ps. 212 million in 3Q07. This was a new historic high for the Bank.

Earnings per share (EPS) for 3Q08 reached Ps. 0.64, compared to Ps. 0.50 for 3Q07 and compared to Ps. 0.58 for 2Q08.

Balance Sheet

Liquidity

Cash positions and Investments for the Bank (declined 5.11% compared to 3Q07, from Ps. 587 million reported in 3Q07 to Ps. 557 million in 3Q08.

The excess cash was invested in short-term instruments, as of September 30, 2008 none of the Bank's investments had a maturities longer than 1 day, where the counterparty risk is approved by our risk internal unit. These institutions are usually, the Mexican Federal Government or approved local banks. We do not have investments in any U.S.-based institutions or corporations.

Total Loan Portfolio

Total loan portfolio reached Ps. 5,042 million in 3Q08, 43.3% higher than the Ps. 3,519 million for 3Q07.


PORTFOLIO
(Ps. Millions)
6,000
5,000
4,000
3,000
2,000
1,000
-
3,519
4,186
4,426
4,792
5,042
3Q07
4Q07
1Q08
2Q08
3Q08

This growth was achieved due to a 36.7% increase in net new clients for the last twelve month period, to reach a total of 1,046,146 active clients as of September 30, 2008. This number marks an important milestone for the Bank as it was a very ambitious objective that was set many years ago. We reached this goal months in advance of what we expected, a reflection on the strength and scalability of the business model. We are encouraged by this achievement to continue pursuing the Bank's mission and goals. Also it is very encouraging to see, as the Company expected, that the impact of the global downturn has so far had no noticeable effects on the demand from our clients; the Bank still finds significant demand for working capital loans from both existing clients as well as from new ones.

The average outstanding balance per client for 3Q08 was Ps. 4,820, an increase of 4.8% compared to Ps. 4,598 in 3Q07.

Credit Quality

Non-performing loans (NPLs) for 3Q08 were Ps. 80 million, or 100%, from the Ps. 40 million reported in 3Q07. NPLs divided by the total loan portfolio (NPL ratio) represented 1.59% for 3Q08, compared to 1.14% for 3Q07. This increase resulted from the Company's product diversification strategy and continues

to be within estimated ranges, and compares very well against similar portfolios in other institutions attending low-income customers, with personal unsecured loans. It is important to mention that, the performance of our core product, *Crédito Mujer*, which is 77.61% of our portfolio, had a standalone NPL ratio of 0.51%.


NPLs / TOTAL LOANS
(%)
1.14%
1.36%
1.69%
1.38%
1.59%
3Q07
4Q07
1Q08
2Q08
3Q08

In addition, the Bank relies on sufficient coverage as of the end of the 3Q08 to cope with the NPLs; the coverage ratio was 171.3% compared to 350.0% in 3Q07, this decrease is result of the new methodology for calculating provisions which, according to Bank's analysis, provides a lesser but still sufficient coverage.

Finally, in 2Q08, we announced the implementation of a new policy stating that any non-performing loan that was over 270 days past due would be written off. Therefore, the loans written-off for 3Q08 reached Ps. 18 million, compared to Ps. 11 million for 3Q07.

As of September 30, 2008, *Crédito Solidario*[1] comprised 6.4% (compared to 5.99% in 2Q08) of the total loan portfolio with an NPL ratio of 5.28% (up from 4.53% in 2Q08), while *Crédito Individual* comprised 7.30% of the total portfolio (higher from 6.89% in 2Q08) with an NPL ratio of 7.59% (slightly higher from 7.58% in 2Q08). The remaining 86.3% (slightly down from 87.12% in 2Q08) of the total loan portfolio includes *Crédito Mujer*[2], *Crédito Adicional*[3] and *Crédito Mejora tu Casa*[4], which have a combined NPL ratio of 0.80% (up from 0.67% in 2Q08).

We feel comfortable with the growth of our portfolio since the credit quality has remained within the Bank's estimates. This is evidence that (i) Compartamos' clients' businesses have been minimally impacted, so far, due to the apparent decrease in global demand and (ii) that Compartamos' methodology, which focuses on targeting mostly the unbanked, continues to be viable and productive.

Total Liabilities

Compartamos' total liabilities for 3Q08 reached Ps. 3,082 million, 48.5% higher compared with Ps. 2,075 million in 3Q07.

On the funding side, Compartamos finds itself in a sound position to cope the global credit crisis; Compartamos sources of funding are the following:


LIABILITIES
(Ps. Millions)
2,075
2,818
2,208
2,632
3,082
3Q07
4Q07
1Q08
2Q08
3Q08

(i) **Strong capital base:** 46.2% of the total assets were funded with equity, which grows significantly from quarter to quarter as a result of the Bank's high profitability (e.g. 42.1% ROAE for 3Q08).
(ii) **Short-term banking obligations:** One of the benefits of having a banking license is to be able to issue these notes in the local market. As of September 30, 2008, Compartamos had issued Ps. 840 million.
(iii) **Long-term debt issuances:** Compartamos has issued long-term debt in the Mexican market in the past and could tap the market again if conditions are favorable.
(iv) **Credit lines with banks and other institutions**: The Bank has several credit lines instrumented by contracts with diverse local and international institutions. This includes a credit line

[1] Solidarity Loan;
[2] Woman's Loan
[3] Additional Loan
[4] Home Renovation Loan

for up to Ps. 700 million with Nacional Financiera, one of the local development banks, which as of September 2008 had only disbursed Ps. 100 million; the total amount of contracted credit lines available for Compartamos as of September 2008 was over Ps. 1,700 million.

Compartamos' liabilities are wholly peso-denominated; therefore, we have no FX exposure.

Due to the market volatility and the decrease in the credit available in the market, we could see an increase in the cost of funds for the coming quarters, however, the Bank does not expect a situation where it would have to limit its growth plans for 2009 as a consequence of scarce liquidity; nevertheless these expectations could change if market conditions deteriorate significantly.

Total Stockholders' Equity

Total stockholders' equity rose by Ps. 585 million, or 28.4%, reaching Ps. 2,643 million in 3Q08 compared to Ps. 2,058 million in 3Q07. This growth was the result of retained earnings.


TOTAL STOCKHOLDER'S EQUITY
(Ps. Millions)
3,000
2,500
2,000
1,500
1,000
500
-
2,058
2,285
2,536
2,567
2,643
3Q07
4Q07
1Q08
2Q08
3Q08

Compartamos' large capital base has three main objectives: to provide a solid base, to reduce the cost of funding, and to provide the necessary capital to fund part of the Company's growth.

Due to the Bank's strong fundamentals and a low stock price, on August 26, 2008 shareholders approved the designation of Ps. 700 million for the Company's repurchase program. This amount may be exercised by the administration until it is fully spent, with no time limits. In September 4, we initiated the share repurchase program, as of the end of the 3Q08, Compartamos has repurchased 6,487,300 shares. This indicates a 28.33% usage of the approved amount.

<u>Performance Ratios and Metrics</u>

ROAE/ROAA

Return on average equity (ROAE) for 3Q08 was 42.1% compared to 43.4% in 3Q07. This slight decline was the result of stronger growth in stockholders' equity compared to the growth experienced in net income for both periods. Return on average assets (ROAA) for 3Q08 was 20.1%, compared to 21.5% for 3Q07.


EFFICIENCY RATIO
(%)
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
51.4%
52.9%
51.0%
56.2%
55.3%
3Q07
4Q07
1Q08
2Q08
3Q08

Efficiency

The efficiency ratio (operating expenses/net operating revenue) for 3Q08 was 55.3% according to the Company's expansion plans, which was higher than the 51.4% reported in 3Q07, as evidenced by the 30.6% growth in the number of service offices compared to 3Q07, and a 39.7% increase in the number of employees compared to 3Q07.


OPERATING EFFICIENCY
(%)
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
32.5%
30.1%
29.2%
35.2%
34.7%
3Q07
4Q07
1Q08
2Q08
3Q08

Operating efficiency (operating expenses/average total assets) for 3Q08 was 34.7%, slightly higher than the 32.5% reported in 3Q07.

Additional Information for 3Q08

Finally, Compartamos is committed to offering financial services to the low-income segments so that clients can invest in their most important asset: *themselves*.

In addition to providing financial services to our 1,046,146 clients we also:

- Donated Ps. 3,907,641 to our strategic alliances program. We support projects that promote economic development and education, seeking the greatest possible impact.

  - SIFE Mexico (Student in Free Enterprise).

  - *Quiera*, ABM Foundation (80 scholarships)

  - Prodesarrollo (Inter-institutional strengthen of the microfinance industry)

- Dedicated to improving public spaces (schools, parks, libraries, etc.) for the community: More than 175,000 individuals (based on official population statistics: INEGI) benefited from the program "*Transformando Ambientes*" (Ps. 687,382). Clients and employees volunteered for this effort.

- 818 employees and their families volunteered for other projects within their own communities.

- More than 501 employees and clients have learned about financial literacy in day-long visits to the Interactive Museum of Economics sponsored by Compartamos.

Recent Events

Compartamos welcomes Competition – As mentioned in our "Letter to our Peers," the microfinance industry has attracted various players. The growing number of MFI's and the entrance of other institutions, such as commercial banks and consumer lending companies, have increased competition and forced the institutions to search for better products and to improve their processes. This will certainly have a positive impact on the final customer. We are confident in our ability to lead the market into further expansion.

Compartamos Reaches One Million Client Target – On August 28, 2008, Compartamos announced the achievement of one of its most important goals since its inception: to reach one million active clients. The one million client goal is also an indicator of the Company's excellent execution of the business model.

Share Repurchase Program – On August 26, 2008 in the shareholder meeting was approved to allocate the amount of Ps. 700,000,000.00 (seven hundred million Mexican pesos 00/100) from prior years retained earnings, which are reflected in the financial statements for the period ended December 31, 2007, for the repurchase of the Company's shares. This amount can be exercised by the administration until it is fully spent, with no time limits. At the end of the third quarter, the Company has repurchased 6,487,300 shares.

Appointment of Market Maker - On September 11, 2008, Compartamos Banco was one of the first public Mexican companies that appointed a market maker (UBS Casa de Bolsa, S.A. de C.V.) for the Company's Series O shares. With this event, Compartamos reinforces its commitment of providing liquidity to its shareholders. The contract began on September 18, 2008 and will be valid for a minimum of 6 months following this date.

***

Company Description

Banco Compartamos, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With nationwide coverage, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Banco Compartamos shares began trading on the Mexican Stock Exchange on April 20, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement
for the period ended September 30, 2008
(in millions of Mexican pesos)

	3Q08	3Q07	% Change 3Q07	2Q08	% Change 2Q08	9M08	9M07	% Change
Interest income	939.0	733.0	28.1%	841.0	11.7%	2,561.0	2,038.0	25.7%
Interest expense	58.0	52.0	11.5%	44.0	31.8%	148.0	127.0	16.5%
Monetary gain (loss)	-	(24.0)	-100.0%	-	0.0%	-	(31.0)	-100.0%
Net interest income	881.0	657.0	34.1%	797.0	[illegible]	2,413.0	1,880.0	28.4%
Provision for loan losses	8.0	18.0	-55.6%	9.0	-11.1%	35.0	35.0	0.0%
Net interest income after provisions	873.0	639.0	36.6%	788.0	[illegible]	2,378.0	1,845.0	28.9%
Commissions and fee income	14.0	8.0	75.0%	12.0	16.7%	36.0	21.0	71.4%
Commissions and fee expense	30.0	23.0	30.4%	23.0	30.4%	73.0	56.0	30.4%
Trading gains (losses)	-	-	0.0%	-	0.0%	(1.0)	(2.0)	-50.0%
Net operating revenue	857.0	624.0	37.3%	777.0	[illegible]	2,340.0	1,808.0	29.4%
Operating Expenses	474.0	321.0	47.7%	437.0	8.5%	1,271.0	889.0	43.0%
Net operating income	383.0	303.0	26.4%	340.0	[illegible]	1,069.0	919.0	16.3%
Other income (expense) - Net	(3.0)	11.0	-127.3%	-	-100.0%	(4.0)	28.0	-114.3%
Total income before income tax	380.0	314.0	21.0%	340.0	[illegible]	1,065.0	947.0	12.5%
Income tax and employees profit - sharing								
Current	109.0	98.0	11.2%	98.0	11.2%	306.0	293.0	4.4%
Deferred	(3.0)	4.0	-175.0%	(7.0)	-57.1%	(15.0)	3.0	-600.0%
Net income	274.0	212.0	29.2%	249.0	[illegible]	774.0	651.0	18.9%

Balance Sheet
for the period ended September 30, 2008
(in millions of Mexican pesos)

Cash and other investment	3Q08	3Q07	% Change 3Q07	2Q08	% Change 2Q08
Cash and other investment	557.0	587.0	-5.1%	314.0	77.4%
Total performing loans	4,962.0	3,479.0	42.6%	4,726.0	5.0%
Non-performing loans	80.0	40.0	100.0%	66.0	21.2%
Total loan portfolio	5,042.0	3,519.0	43.3%	4,792.0	5.2%
Allowance for loan losses	137.0	140.0	-2.1%	147.0	-6.8%
Loan portfolio, net	4,905.0	3,379.0	45.2%	4,645.0	5.6%
Other accounts receivable	27.0	17.0	58.8%	12.0	125.0%
Fixed assets	205.0	134.0	53.0%	196.0	4.6%
Other asssets	31.0	16.0	93.8%	32.0	-3.1%
Total assets	5,725.0	4,133.0	38.5%	5,199.0	10.1%
Deposits	2,482.0	1,838.0	35.0%	2,137.0	16.1%
Interbank loans	200.0	0.0	100.0%	201.0	-0.5%
Other accounts payable	400.0	237.0	68.8%	294.0	36.1%
Total liabilities	3,082.0	2,075.0	48.5%	2,632.0	17.1%
Capital stock	487.0	487.0	0.0%	487.0	0.0%
Capital reserves	690.0	99.0	597.0%	188.0	267.0%
Retained earnings	692.0	821.0	-15.7%	1,392.0	-50.3%
Net income for the year	774.0	651.0	18.9%	500.0	54.8%
Total stockholder's equity	2,643.0	2,058.0	28.4%	2,567.0	3.0%
Total liabilities and stockholder's equity	5,725.0	4,133.0	38.5%	5,199.0	10.1%

Additional Information

STOCK INFORMATION	3Q08	2Q08	3Q07
EPS (PS$) (1)	$0.64	$0.58	$0.50
STOCK PRICE (PS$) (2)	30.34	38.60	59.17
STOCK PRICE (US$) (3)	2.76	3.52	5.39
MARKET CAPITALIZATION (US$ MILLIONS) (4)	$1,182	$1,504	$2,305

Note: Stock price as of September 30, 2008.

All conversions were made at the exchange rate published by Banco de México for October 01, 2008 which is $US 1 to Ps. 10.9814

(1) Earnings per share: Net Income / Number of shares

(2) Stock price in Pesos: Market price per share in pesos

(3) Stock price in dollars: Market price per share in pesos/ US-MXP Exchange Rate

(4) Market capitalization: Market price per share multiplied by number of shares

KEY RATIOS	3Q08	2Q08	1Q08	4Q07	3Q07
Profitability					
NIM before Inflation Accounting (1)	66.7%	65.8%	60.8%	64.7%	70.2%
NIM after Inflation Accounting (2)	66.7%	65.8%	60.8%	61.6%	67.7%
NIM after Provisions for Loan Losses (3)	66.1%	65.1%	59.3%	58.5%	65.9%
ROAA (4)	20.1%	20.0%	20.4%	19.6%	21.5%
ROAE (5)	42.1%	39.0%	41.7%	41.6%	43.4%
Operating					
Efficiency Ratio (6)	55.3%	56.2%	51.0%	52.9%	51.4%
Operating Efficiency (7)	34.7%	35.2%	29.2%	30.1%	32.5%
Asset Quality					
Non Performing Loans to total loans	1.59%	1.38%	1.69%	1.36%	1.14%
Coverage Ratio (8)	171.3%	222.7%	236.0%	293.0%	350.0%

(1) Net income margin: Net interest income before result monetary losses / average yield assets

(2) Net income margin: Net interest income after result monetary losses / average yield assets

(3) Net income margin: Net interest income after provisions for loan losses / average yield assets

(4) Return on Average Assets: Net Income / Average Assets

(5) Return on Average Equity: Net Income / Average Equity

(6) Efficency ratio: Administrative expenses / Gross Operating Income

(7) Operating Efficency: Administrative expenses / Total Assets

(8) Coverage ratio: Allowance for loan loses / Non-performing loans

Mix Employees	3Q08	2Q08	1Q08	4Q07	3Q07
Loan Officers	3,488	3,322	2,844	2,570	2,491
Other administrative	1,742	1,511	1,405	1,297	1,225
Central Office	483	456	439	410	374
TOTAL	**5,713**	**5,289**	**4,688**	**4,277**	**4,090**

Service offices	3Q08	2Q08	1Q08	4Q07	3Q07
New	4	8	3	7	5
Bipartition	16	14	10	10	17
Total	20	22	13	17	22
Total Service Offices	307	287	265	252	235

Compartamos

COMPARTAMOS BANCO ANNOUNCES APPOINTMENT OF MARKET MAKER

Mexico City, Mexico – September 11, 2008 – Compartamos Banco, S.A. ("Compartamos" or "the Company") (BMV:COMPART) announced that it appointed UBS Casa de Bolsa, S.A. de C.V. as market maker for the Company's Series O shares.

With this event, Compartamos reinforces its commitment of providing liquidity to its shareholders.

The contract will begin September 18, 2008 and will be valid for a minimum of 6 months following this date.

***

About CompartamosBanco

Compartamos Banco, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved. Compartamos Banco shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

For more information, visit www.compartamos.com or contact:

Patricio Diez de Bonilla, Investor Relations
María Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Compartamos Banco

COMPARTAMOS BANCO ANNOUNCES THE RESULTS OF ITS SHARE REPURCHASE PROGRAM

Mexico City, Mexico – September 23, 2008 – Compartamos Banco, S.A. Institución de Banca Múltiple (BMV:COMPART) ("Compartamos" or "the Company" announced today that the incremental volume seen in recent days was mainly a consequence of the active participation of the Company's Share Repurchase Program. As of today, the Company has bought back 5,240,200 shares of Compartamos.

***

CompartamosBanco
Compartamos Banco, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved. Compartamos Banco shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For more information, visit www.compartamos.com or contact:

Patricio Diez de Bonilla, Investor Relations
María Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Compartamos

COMPARTAMOS BANCO CONFIRMS ITS SOUND FINANCIAL STRUCTURE

Mexico City, Mexico - October 9th, 2008 - Following the recent events and the volatile markets environment, Compartamos Banco, S.A. I.B.M ("Compartamos" or "the Company") (BMV:COMPART) confirms its sound financial structure to cope with the actual global situation.

Due to the unique business model, management execution, strong capital base, high profitability and good asset quality, we believe that we are in a solid position to continue growing in 2009.

As of today, Compartamos stands as follows:

- Compartamos has sufficient funding sources for our estimated 2009 growth.
- Compartamos does not have any derivatives exposure.
- Compartamos does not have any US Dollar denominated liabilities.

Compartamos believes in the strength of the business model, therefore, since the inception of the share repurchase program and, as of yesterday, has bought in the market 9.16 million shares.

***

Compartamos Banco

Compartamos Banco, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With Nationwide coverage, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Compartamos Banco shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

For more information, visit www.compartamos.com or contact:

Patricio Diez de Bonilla, Investor Relations
María Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For more information, visit www.compartamos.com or contact:

Patricio Diez de Bonilla, Investor Relations
María Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Compartamos

COMPARTAMOS BANCO INFORMS

Mexico City, Mexico – November 04, 2008 – Banco Compartamos, S.A., Institución de Banca Múltiple, informs the market that today's trading volume for the company's stock (BMV: COMPART O) has been the result of normal trading activity by the market's various participants. The Company has not realized any operation to cause this.

Banco Compartamos S.A. has no further information to announce to the market at this time.

***

CompartamosBanco

Compartamos Banco, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With nationwide coverage, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved. Compartamos Banco shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

For more information, visit www.compartamos.com or contact:

Patricio Diez de Bonilla, Investor Relations
María Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Compartamos

COMPARTAMOS ANNOUNCES STANDARD AND POOR'S AFFIRMS 'mxAA-' AND 'mxA-1' RATINGS

Mexico City, November 26, 2008 – Banco Compartamos, S.A., Institución de Banca Múltiple ("Compartamos" or "the Bank")(BMV: COMPARTO) announced that the ratings agency, Standard & Poor's, affirmed the CaVal scale short- and long-term counterparty credit ratings of Compartamos at 'mxAA-' and 'mxA-1', respectively. The outlook remains stable.

In a press release issued today Standard & Poor's stated, "The affirmation of Compartamos' ratings reflects the ample experience of its management team and its ability to reach a strong penetration of its objective market, which continues to offer significant growth potential. The ratings are also supported by the strong asset quality and solid and sustained profitability and capitalization levels. The ratings are balanced by the concentration of products and business lines the Bank continues to offer".

Standard and Poor's stated, "The Bank's strategy in terms of a healthy market penetration ahs been effective. Despite changing economic conditions, we expect that Compartamos will be able to continue growing while maintaining asset quality, supported by its levels of capitalization and profitability."

***

Company Description

Banco Compartamos, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Banco Compartamos shares began trading on the Mexican Stock Exchange on April 25 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are

For addtional information visit: www.compartamos.com or contact:

Patricio Diez de Bonilla, Investor Relations
María Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur553, Ciudad de México, México
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For addtional information visit: www.compartamos.com or contact:

Patricio Diez de Bonilla, Investor Relations
María Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur553, Ciudad de México, México
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Compartamos Banco

COMPARTAMOS BANCO ANNOUNCEMENT

Mexico City, Mexico – December 16, 2008 – Banco Compartamos, S.A. ("Compartamos" or "the Company") (BMV:COMPART) announced that in reference to rule 151/13313/2008, reference number 151.112.32, by which the Mexican Securities and Exchange Commission, via the Trade Monitoring Division and Market Monitoring Division, requested information regarding Banco Compartamos' financial derivatives operations, for the purposes of increasing profitability or to hedge certain risk, we state the following:

1. On October 9, the Company published an announcement entitled "Compartamos Confirms its Sound Financial Structure" which included the following points which we reiterate today:
    - Compartamos has sufficient funding sources for its estimated 2009 growth.
    - Compartamos does not have any derivatives exposure.
    - Compartamos does not have any U.S. dollar-denominated liabilities.

2. Additionally, the Company's policy regarding financial derivative instruments is the following:
    - In the case it is needed, Compartamos will only use financial derivative instruments for hedging purposes.

***

Banco Compartamos, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Banco Compartamos shares began trading on the Mexican Stock Exchange on April 25 2007 under the ticker symbol "COMPART".

For addtional information visit: www.compartamos.com or contact:

Patricio Diez de Bonilla, Investor Relations
Maria Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur553, Ciudad de México, México
Tel: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For addtional information visit: www.compartamos.com or contact:

Patricio Diez de Bonilla, Investor Relations
María Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur553, Ciudad de México, México
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

END